Division of Corporation Finance of the

U.S. Securities and Exchange Commission

Attn. Mr. J. B. Rosenberg

Senior Assistant Chief Accountant

100-F Street, N.E.

Washington, D.C. 20549-6010

United States of America

AEGON N.V. P.O. Box 202 2501 CE The Hague (The Netherlands) 50, AEGONplein 2591 TV The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
	File number 001-10882		October 12, 2007

Dear Mr. Rosenberg,

We thank you for your letter dated August 29, 2007 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2006 (“2006 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporate Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”).

The responses to your letter are numbered to correspond to the numbered comments in that letter.

Form 20-F for the year ending December 31, 2006

Item 5. Operating and Financial Review, page 54

5.2 Application of Critical Accounting Policies, page 54

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired, page 57

1.	Please provide us, in disclosure type format, the impact that reasonably likely changes in the key assumptions identified in determining the expected gross profit margins (i.e. future returns on bond and equity instruments, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates) may have on results of operations and financial position in terms of the effect of these changes on amortization of deferred policy acquisition costs and the value of business acquired. Explain why management believes the scenarios quantified are reasonably likely.

Response:

We provide below disclosure regarding the potential impact of reasonably likely changes in the key assumptions in determining expected gross profit margins on our results of operations and financial position in terms of the potential effect on the amortization of deferred policy acquisition costs and value of business acquired.

Register The Hague no. 27076669

Key Assumptions in Determining Expected Growth Margins

For fixed annuities, variable annuities, universal life and variable life insurance products in the United States, Canada and some of our smaller country units the amortization period and pattern of deferred policy acquisition costs (DPAC) and value of business acquired (VOBA) is based on expected gross profit (EGP) margins. Estimates include, but are not limited to: an economic perspective in terms of future returns on bond and equity instruments, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. Changes in estimates of EGPs result in a revision to past amortization amounts. The effect of a change in EGPs on DPAC and VOBA is recognized in the income statement when the change in estimate is made.

A significant assumption related to EGPs on variable annuities and variable life insurance products is the annual long-term growth rate of the underlying assets. As equity and bond markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this long-term growth rate assumption may affect the original DPAC or VOBA amortization schedule. Management considers a 1% decrease in the long-term equity growth rate as a potential reasonably likely scenario. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

At December 31, 2006, the reversion to the mean assumptions for variable products (primarily variable annuities), were as follows in the United States: gross long-term equity growth rate of 9% (2005: 9%); gross short-term equity growth rate of 4.75% (2005: 6%); gross short- and long-term fixed security growth rate of 6% (2005: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2005: 3.5%). For Canada these assumptions, at December 31, 2006, were as follows: gross long-term equity growth rate of 9% (2005: 9%); and gross short-term equity growth rate of 9% (2005: 9.75%). For both countries the reversion period for the short-term rate is five years.

Sensitivity of DPAC and VOBA to Changes in Key Assumptions

A 1% decrease in the expected long-term equity growth rate with regards to our variable annuities and variable life insurance products in the United States and Canada would result in a decrease in DPAC and VOBA balances of approximately EUR 40 million after tax. A change in this assumption has the most significant impact on our DPAC and VOBA balances. A change in the short-term equity growth rate by 1% (increase or decrease) or a change in both the long-term and short-term equity growth rates to 8% would impact DPAC and VOBA balances by less than EUR 20 million after tax. The DPAC and VOBA balances for these products in the United States and Canada amounted to EUR 2.6 billion at December 31, 2006.

For the fixed annuities and fixed universal life insurance products the EGP calculations include a net interest rate margin, which we assume will remain practically stable under any reasonably likely interest-rate scenario.

The impact of a 10% change in the mortality assumption would impact DPAC and VOBA balances by approximately EUR 30 million after tax.

The impact of any reasonably likely changes in the other assumptions we use to determine EGP margins (i.e. lapses, maintenance expenses, inflation and disability) would impact DPAC and VOBA balances by less than EUR 20 million after tax per assumption change.

18.2.2 Changes in accounting and presentation policies, page 191

2.	Please tell us how this change in presentation complies with IAS 7. Refer to specific paragraphs within that literature that supports moving these activities to within operating activities.

Response:

IAS 7 paragraph 11 requires that the classification of cash flows as cash flows from operating, investing or financing activities should be appropriate to the business. It states that the classification by activity should provide information that allows users to assess the impact of those activities on the financial position of an entity and the amount of its cash and cash equivalents. In addition, IAS 7 paragraph 14 requires that all cash flows that are primarily derived from our principal revenue-producing activities are classified as cash flows from operating activities.

Operating activities are defined as the principal revenue-producing activities of the entity and other activities that are not investing or financing activities (IAS 7 paragraph 6). We view our main operating activities as entering into insurance and investment contracts with customers and investing in financial instruments and other assets in order to meet the obligations resulting from these contracts. Based on this definition we concluded that it is more relevant to classify all cash flows from transactions related to policyholders and contractholders, including premiums and deposits, claims and other benefits, as well as all related cash flows in connection with the associated purchases and sales of investments, as cash flows from operating activities.

In addition, according to IAS 7 paragraph 13, the amount of cash flows arising from operating activities is a key indicator of the extent to which the operations of the entity have generated sufficient cash flows to repay loans, maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing. By grouping together all cash flows from our operating activities this indicator is more meaningful.

We believe the change in presentation makes the financial statements more relevant to the economic decision-making needs of users. The cash flows from operating activities now comprise all activities relating to our principal revenue producing activity of entering into insurance and investment contracts with policyholders and contractholders and subsequently investing the premiums and deposits received to meet the obligations resulting from these contracts. The subtotal “net cash flows from operating activities” better reflects the extent to which the operations of AEGON have generated sufficient cash flows to maintain its operating capability, make new investments or make outward financing cash flows.

Form 6-K filed July 26, 2007

3.	Please tell us why applying fair value accounting to these guarantees is appropriate. Please include references to the specific paragraphs within the applicable authoritative literature that supports this treatment.

Response:

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. As permitted by paragraph 25c of IFRS 4, Insurance Contracts, AEGON values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. In general, these principles were based on local regulation, practices and standards applicable in the various countries where AEGON has operational units. The liabilities relating to insurance contracts issued in the Netherlands are accounted for in accordance with Dutch Accounting Principles (DAP). When local regulations, practices and standards relating to insurance contracts subsequent to first time adopting change, IFRS 4, BC 83 allows an entity to change the accounting principles for the operating units that apply the accounting principles of the related jurisdiction.

DAP are based on applicable Dutch legislation on financial accounting (namely Part 9 of Section 2 of the Netherlands Civil Code, the Annual Accounts Formats decree and the Fair Value decree) and the Guidelines for Annual Reporting in the Netherlands. DAP requires all insurance companies subject to the Financial Supervision Act to determine the appropriate amount of technical provision for life insurance by using valuation techniques that are generally accepted within the industry (see Civil Code Section 2:444). The Guidelines for Annual Reporting in the Netherlands also refer specifically to supervisory legislation as the appropriate sources for determining the standards generally accepted within the industry (see Guideline 605:504).

In 2006, new supervisory legislation under the Financial Supervision Act was published by the Dutch Ministry of Finance which included new rules related to the valuation of guarantees in connection with the new mandatory liability adequacy test (“Besluit prudentiële regels Wft”—article 121). Additional technical details of the new liability adequacy test were published in December 2006 (Dutch Central Bank –”Regeling solvabiliteitsmarge en technische voorzieningen verzekeraars”).

We evaluated the new legislation with regard to the liability adequacy test and concluded that it would lead us to explicitly measure the guarantees embedded in our traditional products in the Netherlands at fair value. We also concluded that applying the new legislation to the primary measurement of our insurance liabilities, as is permitted under DAP, would better reflect the economics of our business.

To demonstrate the effect on our economics of our business we refer to a program to hedge the interest rate risks in connection with these guarantees by AEGON that was completed by the end of 2006. Derivative instruments used to hedge these interest rate risks were always carried at fair value with changes in fair value reported in the income statement. Prior to the second quarter of 2007, however, the related guarantees embedded in group pension contracts were valued applying a corridor approach where changes in the related provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly. As a result the economics of the hedge program were not fully reflected in the financial statements. The change in accounting for the guarantees will ensure that AEGON’s financial statements better reflect the economic matching of its assets and liabilities, as both the changes in the fair value of the guarantees and the changes in the fair value of the derivative instruments used to hedge the related interest rate risks will now be recognized in AEGON’s quarterly income statement. We believe this change in accounting principles increases the transparency of our financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of our business.

As is permitted under DAP, AEGON adopted this guideline retrospectively in its primary accounting for insurance liabilities.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer